UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on April 1, 2026

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  April 1st, 2026, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; and (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares.

  Matters discussed and resolutions:

    Considering the Stock-Based Incentive Plan approved by the Company’s Extraordinary General Meeting on April 19, 2023, the Board of Directors approved, based on the recommendation of the People and Sustainability Committee: (i) restricted share–based incentive program and long-term incentive program with value creation, including the value creation targets to be assessed at the end of such program (together, the “Programs”), (ii) the list of participants designated to take part in the Programs and the respective number of shares to be granted, and (iii) the execution of agreements between the Company and each participant of the programs mentioned in item (i). These documents will be filed at the Company’s headquarters.
    After analysis and discussion, the Board Members approved the proposed amendment to the Corporate Executive Compensation Policy, as submitted by the Executive Board and endorsed by the People and Sustainability Committee.

  Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  MARCOS MARINHO LUTZ – Chairman

  JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

  FABIO VENTURELLI

  FRANCISCO DE SÁ NETO

  FLÁVIA BUARQUE DE ALMEIDA

  JOSÉ MAURICIO PEREIRA COELHO

  MARCELO FARIA DE LIMA

  PETER PAUL LORENÇO ESTERMANN

  VÂNIA MARIA LIMA NEVES

  DENIZE SAMPAIO BICUDO – Secretary of the Board of Directors

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: April 1, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors)